Exhibit 99.1

ASX/Media Release

Immutep and Monash University Receive Grant Funding for LAG-3 Project

SYDNEY, AUSTRALIA – 31 August 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) is pleased to announce that the Australian Research Council (ARC) has awarded Immutep and research partner Monash University a A$671,427 grant under the ARC‘s Linkage Project scheme to support their research collaboration into Lymphocyte Activation Gene-3 (LAG-3) for a further three years.

The collaboration between Immutep and Monash University’s Biomedicine Discovery Institute (BDI) commenced in 2017 and the parties have been investigating the structure of LAG-3 and how it binds to its main ligand, MHC Class II. This new funding will allow further investigation and provide insights into the way LAG-3 controls T cell function, and may ultimately lead to the development of a new generation of innovative medicines for the treatment of cancer, autoimmune diseases or infectious diseases.

ARC Laureate Fellow at the Monash BDI, Professor Jamie Rossjohn, said: “We thank the ARC for the continued funding to support our collaboration with Immutep. Through the partnership, we are able to combine the state-of-the-art structural biology facilities we have here at the BDI with the expertise of Dr Triebel, who is the pioneer of the LAG-3 immune checkpoint. This is important work and we look foward to furthering our understanding of LAG-3 structure and function.”

Immutep‘s CSO and CMO, Dr Frederic Triebel, also welcomed the grant and said: “We have been very pleased to collaborate on this project alongside one of the leading international groups in structural immunology led by Professor Rossjohn. We look foward to continuing our studies into LAG-3 and are most grateful, of course, for the support of the ARC.”

The title of the new grant is “Investigating the atomic structure of an immune cell inhibitory receptor” and will be conducted over a three year period. Professor Rossjohn will have overall oversight of the project and will be responsible for resources management of the grant. As the leading global authority on LAG-3, Dr Triebel will provide his expertise and facilitate access to relevant LAG-3 specific constructs, reagents and antibodies directed against LAG-3. Immutep will also make a financial contribution towards the study.

About the Monash Biomedicine Discovery Institute

Committed to making the discoveries that will relieve the future burden of disease, the Monash Biomedicine Discovery Institute at Monash University brings together more than 120 internationally-renowned research teams. The research teams are supported by world-class technology and infrastructure, and partner with industry, clinicians and researchers internationally to enhance lives through discovery.

Professor Jamie Rossjohn FAA FLSW FMedSci

Professor Jamie Rossjohn is an Australian Research Council Laureate Fellow at Monash Biomedicine Discovery Institute, Monash University and Professor in Structural Immunology at Cardiff University. Professor Rossjohn is recognized for his contributions to understanding molecular bases of immunity.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM) and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889